Exhibit (a)(5)(A)

PRESS RELEASE

FOR IMMEDIATE RELEASE

TIBERIUS CAPITAL II, LLC ANNOUNCES CASH TENDER OFFER

FOR MATHSTAR, INC. (OTC: MATH.PK) AT $1.15 NET PER SHARE

CHICAGO, Illinois, June 1, 2009 — Tiberius Capital II, LLC (“Tiberius”), a value-opportunity fund located in Chicago, announced today that it has commenced a tender offer to acquire 4,682,564 outstanding shares of common stock (representing 51% of the outstanding shares) of MathStar, Inc. (OTC: MATH.PK) for $1.15 net per share in cash.

The tender offer represents a 6.48% premium over the closing price of MathStar’s common stock (the “Shares”) as of May 29, 2009, and a 36.90% premium over the closing price of the Shares as of May 8, 2009.

“We are pleased to offer a significant premium to MathStar’s shareholders,” stated John M. Fife, who, with Robert T. Sullivan, is one of the principals of Tiberius. “We are making the tender offer to enhance shareholder value. The potential strategies that we may cause MathStar to pursue include a partial repurchase of Shares, an extraordinary dividend, liquidation, selling or licensing MathStar’s technology assets, a business re-start in which MathStar would hire new personnel to improve and commercially exploit its technology assets, and/or a merger or other business combination. We will use the balance of 2009 to carefully examine whether to re-start MathStar’s business and/or to identify a suitable merger partner.”

The tender offer is scheduled to expire at 12:01 A.M., New York City time, on Tuesday, June 30, 2009, unless extended. Tiberius reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more are tendered, or fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered. The tender offer is subject to certain conditions, including Tiberius being satisfied that, upon purchasing the tendered Shares, it will control MathStar’s Board of Directors and at least $13.75 million in cash or long-term marketable securities remains in MathStar. Although Tiberius would control MathStar’s Board of Directors after purchasing a majority of the outstanding Shares in the tender offer, Tiberius would invite Douglas M. Pihl, who is MathStar’s CEO, CFO and Chairman of the Board, and a person designated by him to remain on the Board of Directors to provide continuity.

Further details and other conditions of the tender offer are set forth in the Offer to Purchase. The tender offer documents, including the Offer to Purchase and related Letter of Transmittal, will be filed today with the Securities and Exchange Commission (“SEC”). MathStar’s stockholders may obtain copies of the tender offer documents for free when they become available at www.sec.gov. Free copies of such documents can also be obtained when they become available by calling Mellon Investor Services LLC, toll-free at (866) 223-5707. MathStar stockholders are advised to read all of the tender offer documents carefully and in their entirety, because they contain important information.

Forward-looking Statements

This press release contains forward-looking statements. Tiberius disclaims any intent or obligation to update these forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “potential,” “strategy,” “pursue,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as delays in effecting the tender offer, unanticipated events, prolonged adverse conditions in the U.S. economy, and expectations regarding MathStar’s financial condition and liquidity. Forward-looking statements involve risks and uncertainties.

TIBERIUS CAPITAL II, LLC

303 EAST WACKER DRIVE, SUITE 311 CHICAGO, ILLINOIS 60601